AP
3/4

[redacted]

15047011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response..... | 12.00 |

SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-08680 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-2014 (MM/DD/YY) AND ENDING 12-31-2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V. M. Manning & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 E Washington St, Ste B
(No. and Street)

Greenville (City) SC (State) 29601-2835 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nelson B Arrington III 864-232-8231
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/4/15

# OATH OR AFFIRMATION

I, Nelson B Arrington III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VM Manning & Co, Inc, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nelson B Arrington III
Signature

President
Title

Faye B. Hall
Notary Public
My Commission Expires
November 17, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

3:58 PM
02/25/15
Cash Basis

# VMM & CO INC II
## Balance Sheet
### As of December 31, 2014

| | | Dec 31, 14 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Checking/Savings | | |
| 20--SAL Clearing Dep | | 50,000.00 |
| 40--SAL Money Mkt | | 1,702.72 |
| 50-Palmetto Bank | | 4,650.89 |
| Total Checking/Savings | | 56,353.61 |
| Other Current Assets | | |
| 130--Due from East Broad Tr | | 827.48 |
| 140--Due from SAL | | 44,900.87 |
| 170-Due from Charles Schwab | | 30,893.68 |
| 180--Due from Col Tr | | 976.76 |
| Total Other Current Assets | | 77,598.79 |
| Total Current Assets | | 133,952.40 |
| Other Assets | | |
| 720--Securities | | 37,053.79 |
| 730--Coins | | 16,960.00 |
| 750--Loan to Officer | | 10,000.00 |
| Total Other Assets | | 64,013.79 |
| **TOTAL ASSETS** | | **197,966.19** |
| **LIABILITIES & EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| Other Current Liabilities | | |
| 3010--Payroll taxes due | | |
| 3014--SC Unemp tax | 8.90 | |
| 3015--Fed Unemp tax | 42.00 | |
| 3016--Employer FICA w/h | 765.00 | |
| Total 3010--Payroll taxes due | | 815.90 |
| 3130--Comm NBA III | | |
| 3131--Accrued Comm NIII | 10,000.00 | |
| Total 3130--Comm NBA III | | 10,000.00 |
| 3160-Due to Annual Audit | | 2,250.00 |
| 3170--Due to SAL | | 922.50 |
| Total Other Current Liabilities | | 13,988.40 |
| Total Current Liabilities | | 13,988.40 |
| Total Liabilities | | 13,988.40 |
| Equity | | |
| 5020--Capital Stock | | 7,500.00 |
| 5350--Retained Earnings | | 255,538.43 |
| Opening Bal Equity | | 0.37 |
| Retained Earnings | | -93,942.85 |
| Net Income | | 14,881.84 |
| Total Equity | | 183,977.79 |
| **TOTAL LIABILITIES & EQUITY** | | **197,966.19** |

V. M. Manning & Co., Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2014
(With Independent Auditor's Report Theron)
and
Supplemental Report on internal Control

December 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-08680 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-2014 (MM/DD/YY) AND ENDING 12-31-2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V. M. Manning & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 E Washington St, Ste B
(No. and Street)

Greenville (City) SC (State) 29601-2835 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nelson B Arrington III 864-232-8231
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Nelson B Arrington III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V M Manning & Co., Inc, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nelson B Arrington III
Signature

President
Title

Faye B. Hall
Notary Public
My Commission Expires
November 17, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Edward Richardson Jr., CPA*
*15565 Northland Dr W Ste 508*
*Southfield, MI 48075*
*248-559-4514*

Independent Auditor's Report

Board of Directors
V.M. Manning & Co., Inc.
211 E. Washington Street
Greenville, SC 29601-2835

**Report on the Financial Statements**

I have audited the accompanying statement of financial condition of V.M. Manning & Co., Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of V.M. Manning & Co., Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

**Auditor's Responsibility**

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V.M. Manning & Co., Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

**Other Matters**

The Net Capital Computation has been subjected to audit procedures performed with audit of V.M. Manning & Co., Inc. financial statements. The Net Capital Computation is the responsibility of V.M. Manning & Co., Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

3:58 PM

02/25/15

Cash Basis

# VMM & CO INC II
## Balance Sheet
### As of December 31, 2014

| | Dec 31, 14 | |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Checking/Savings | | |
| 20--SAL Clearing Dep | | 50,000.00 |
| 40--SAL Money Mkt | | 1,702.72 |
| 50-Palmetto Bank | | 4,650.89 |
| Total Checking/Savings | | 56,353.61 |
| Other Current Assets | | |
| 130--Due from East Broad Tr | | 827.48 |
| 140--Due from SAL | | 44,900.87 |
| 170-Due from Charles Schwab | | 30,893.68 |
| 180--Due from Col Tr | | 976.76 |
| Total Other Current Assets | | 77,598.79 |
| Total Current Assets | | 133,952.40 |
| Other Assets | | |
| 720--Securities | | 37,053.79 |
| 730--Coins | | 16,960.00 |
| 750--Loan to Officer | | 10,000.00 |
| Total Other Assets | | 64,013.79 |
| **TOTAL ASSETS** | | **197,966.19** |
| **LIABILITIES & EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| Other Current Liabilities | | |
| 3010--Payroll taxes due | | |
| 3014--SC Unemp tax | 8.90 | |
| 3015--Fed Unemp tax | 42.00 | |
| 3016--Employer FICA w/h | 765.00 | |
| Total 3010--Payroll taxes due | | 815.90 |
| 3130--Comm NBA III | | |
| 3131--Accrued Comm NIII | 10,000.00 | |
| Total 3130--Comm NBA III | | 10,000.00 |
| 3160-Due to Annual Audit | | 2,250.00 |
| 3170--Due to SAL | | 922.50 |
| Total Other Current Liabilities | | 13,988.40 |
| Total Current Liabilities | | 13,988.40 |
| Total Liabilities | | 13,988.40 |
| Equity | | |
| 5020--Capital Stock | | 7,500.00 |
| 5350--Retained Earnings | | 255,538.43 |
| Opening Bal Equity | | 0.37 |
| Retained Earnings | | -93,942.85 |
| Net Income | | 14,881.84 |
| Total Equity | | 183,977.79 |
| **TOTAL LIABILITIES & EQUITY** | | **197,966.19** |

2:42 PM
02/25/15
Cash Basis

# VMM & CO INC II
## Profit & Loss
### January through December 2014

| | | Jan - Dec 14 |
|---|---|---|
| Income | | |
| 6020--Interest Earned | | 4.98 |
| 6021--Muni Interest | | 325.27 |
| 6040--Unrealized gains | | 5,113.48 |
| 6050-Principal bond trades | | 504.94 |
| 6060--Corp Bond Comm | | 553.40 |
| 6090--Comm Mutual Fund | | 19,258.55 |
| 6120--Comm OTC | | 7,298.22 |
| 6150--Comm Other | | -3,690.04 |
| 6170--Management Fees | | 306,163.42 |
| 6210--Dividends | | 1,211.63 |
| 6220--Miscellaneous | | -3.29 |
| Total Income | | 336,740.56 |
| Expense | | |
| 8050--Audit Fees | | 4,500.00 |
| 8070--Bank Charges | | 28.11 |
| 8120--Communications | | 3,654.45 |
| 8190--Dues & Subscriptions | | 1,484.90 |
| 8260--Floor Brokerage Fee | | 15,077.46 |
| 8270--Group Insurance | | 23,777.17 |
| 8390--Income To Salesmen | | |
| 8391--Inside Salesmen | 214,123.82 | |
| Total 8390--Income To Salesmen | | 214,123.82 |
| 8410--Insurance | | 4,360.98 |
| 8650--Office Supplies | | 1,052.11 |
| 8651--Office Expenses | | 575.18 |
| 8660--Payroll Taxes | | 16,955.91 |
| 8670--Postage | | 363.67 |
| 8680--Professional Fees | | 3,297.09 |
| 8720--Rent | | 16,008.00 |
| 8730--Utilities | | 2,677.40 |
| 8760--Regulatory Fees | | 3,184.40 |
| 8810--Salaries | | 6,000.00 |
| 8860--Printing | | 104.62 |
| 8890--Taxes & License | | 4,567.54 |
| 8940--Travel&Entertainment | | 65.91 |
| Payroll Expenses | | 0.00 |
| Total Expense | | 321,858.72 |
| Net Income | | 14,881.84 |

2:16 PM

02/24/15

# VMM & CO INC II
## Statement of Cash Flows
### January through December 2014

| | Jan - Dec 14 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | 14,881.84 |
| Adjustments to reconcile Net Income to net cash provided by operations: | |
| 130--Due from East Broad Tr | -827.48 |
| 140--Due from SAL | -1,146.61 |
| 170-Due from Charles Schwab | -3,787.15 |
| 180--Due from Col Tr | -62.51 |
| 190-Due from Gilfillin | 117.07 |
| 3010--Payroll taxes due:3014--SC Unemp tax | -30.47 |
| 3010--Payroll taxes due:3015--Fed Unemp tax | -177.57 |
| 3010--Payroll taxes due:3016--Employer FICA w/h | -974.80 |
| 3011--Employee FICA w/h | 210.15 |
| 3013--SC Tax w/h | 1.55 |
| 3170--Due to SAL | -145.57 |
| Net cash provided by Operating Activities | 8,058.45 |
| **INVESTING ACTIVITIES** | |
| 720--Securities | -5,763.48 |
| 730--Coins | 650.00 |
| Net cash provided by Investing Activities | -5,113.48 |
| **FINANCING ACTIVITIES** | |
| 5350--Retained Earnings | 763.10 |
| Net cash provided by Financing Activities | 763.10 |
| Net cash increase for period | 3,708.07 |
| Cash at beginning of period | 52,645.54 |
| Cash at end of period | **56,353.61** |

# V. M. MANNING & CO., INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | Common Stock | | Paid-in Capital | | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Amount | Amount |
| Balance at January1, 2014 | 7,500 | $7,500 | - | - | $160,833 | $168,333 |
| Net Income | - | - | - | - | $14,882 | $14.882 |
| Capital Transactions | - | - | - | - | - | - |
| Prior Period Adjustments | - | - | - | - | $763 | $763 |
| Balance at December 31, 2014 | 7,500 | $7,500 | - | - | $176,478 | $183,978 |

## V.M. MANNING & CO., INC
## NOTES TO FINANCIAL STATEMENTS
**December 31, 2014**

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

V.M. Manning & Co,, Inc. (the Company) was incorporated in the State of South Carolina effective May 12, 1960. The Company has adopted a calendar year.

Description of Business

The Company, located in Greenville, South Carolina, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the straight line method.

**V.M. MANNING & CO., INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2014**

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between `the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not aware of any uncertain tax positions in it tax return.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializing in trades of securities for its individual and institutional customers. The company also manages investment accounts for individuals.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

**V.M. MANNING & CO., INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2014**

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2014, the Company is owed from its stockholder $10,000.00 on a non-interest bearing, unsecured loan. The Company leases it office space from a related party.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

| | Estimated Useful Life | | |
|---|---|---|---|
| Automobile | 5 years | $ | 0 |
| Furniture and equipment | 3 – 7 years | | 46,714 |
| Leasehold improvements | 7 years | | 0 |
| | | | 46,714 |
| Less – accumulated depreciation | | | (46,714) |
| Total | | $ | 0 |

Depreciation expense was $0 for the year December 31, 2014.

**V. MANNING & CO., INC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2014**

NOTE G – RENT

The rent expense for the year was $16,008.00; the amount paid was for the lease on the office space.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

*Level 1* – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets..

*Level 2* – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

*Level 3* – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money Market | $ - | $ - | $ - | $ - |
| Securities Owned | - | - | - | - |
| Coins Owned | - | 16,960 | - | 16,960 |
| | | | | |
| Total | $ 0 | $ 16,960 | $ - | $ 16,960 |

V.M. MANNING & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Fair values of assets measured on a recurring basis at December 31, 2014 are as follows:

| | Fair value at Reporting Date Using | |
|---|---|---|
| | Fair Value | Quoted Price in Active markets for Identical Assets (Level 1) |
| December 31, 2014 | | |
| Money Market | $ - | $ - |
| Marketable Securities | - | - |
| Coins | 16,960 | 16,960 |
| Total | $ 16,960 | $ 16,960 |

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was: interest, $4.98, and dividends, $1,211.63.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

| | Fair value at Reporting Date Using | |
|---|---|---|
| | Carrying Value | Fair Value |
| December 31, 2014 | | |
| Money Market | $ - | $ - |
| Marketable Securities | - | - |
| Coins | 16,960 | 16,960 |
| Total | $ 16,960 | $ 16,960 |

Cost and fair value of money market funds and marketable securities at December 31, 2014 are as follows:

| | Amortized Cost | Gross Unrealized Gain | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | | | | |
| December 31, 2014 | | | | |
| Held to Maturity: | | | | |
| Marketable Securities | - | c | 0.00 | - |
| Coins | 12,785.00 | 4,825.00 | 650.00 | 16,960.00 |
| | | | | |
| Totals | $ 12,785.00 | 4,825.00 | 650.00 | $ 16,960.00 |

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE I - PRIOR PERIOD ADJUSTMENTS

Prior period adjustments were made to correct errors made in prior years; the corrections did impact the correct year net income.

NOTE J – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE K - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended December 31, 2014**

**V. M. Manning & Co., Inc.**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2014**

**Computation of Net Capital**

| | | |
|---|---|---|
| Total Stockholder's equity: | | $ 183,978.00 |
| Nonallowable assets: | | |
| Prepaid Expenses | 0.00 | |
| Investments | 26,960.00 | |
| Fixed Assets | 0.00 | |
| Accounts receivable – other | 32,698.00 | (59,658.00) |
| Other Charges | | |
| Other | 0.00 | |
| Haircuts | 5,592.00 | |
| Undue Concentration | 0.00 | (5,592.00) |
| Net allowable capital | | $ 118,728.00 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ 935.80 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 50,000.00 |
| Net capital requirement | $ 50,000.00 |
| Excess net capital | $ 67,965.00 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $ 13,988.00 |
| Percentage of aggregate indebtedness to net capital | 11.78% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2014 | $ 117,965.00 |
| Adjustments: | |
| Change in Equity (Adjustments) | 763.00 |
| Change in Non-Allowable Assets | (0.00) |
| Change in Haircuts | (0.00) |
| Change in Undue Concentration | (0.00) |
| Change in Other Haircuts | 0.00 |
| NCC per Audit | 118,728.00 |
| Reconciled Difference | $ (0.00) |

**V.M. Manning & Co, Inc.**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2014**

**Exemptive Provisions Rule 15c3-3**

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(ii). The name of the clearing firm is Sterne Agee Leach.

**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**

| | |
|---|---|
| Balance of such claims at January 1, 2014 | $ - |
| Additions | - |
| Reductions | - |
| Balance of such claims at December 31, 2014 | $ - |

**REPORT ON BROKER DEALER EXEMPTION**

**For the year ended December 31, 2014**

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
V. M. Manning & Co., Inc.
211 E. Washington Street
Suite B
Greenville, SC 29601-2835

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) V. M. Manning & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which V. M. Manning & Co., Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) V. M. Manning & Co., Inc. stated that V. M. Manning & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. V. M. Manning & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about V. M. Manning & Co., Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

V. M. MANNING & CO., INC.

P.O. Box 10389
211 East Washington Street, Suite B
Greenville, South Carolina 29603-0389

*Investment Securities Since 1916*

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that V. M. Manning & Co., Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. V. M. Manning & Co., Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). V. M. Manning & Co., Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Nelson B. Arrington, III, the president of V. M. Manning & Co., Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Nelson B. Arrington, Jr has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected V. M. Manning & Co., Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (864) 232-8231.

Very truly yours,

V. M. Manning & Co., Inc.

Nelson Arrington

Nelson B. Arrington, III
President

Telephone (864) 232-8231